UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 23, 2015, China Information Technology, Inc. (the “Company”) and certain holders (each, a “Holder”) of the Company’s Series B warrants (the “Series B Warrants”) entered into standstill and warrant extension agreements (each, a “Standstill Agreement”), pursuant to which, among others, each Holder agreed not to exercise their Series B Warrants, in whole or in part, for a period of three months, which suspension period is subject to termination in the event of certain triggers, in exchange for an extension of the Expiration Date (as defined in the Series B Warrants) by approximately three months and certain other terms and conditions. In addition, the Company agreed that none of the terms offered to any other holder of the Series B Warrants with respect to any amendment, settlement or waiver (each a “Settlement Document”) relating to the terms, conditions and transactions contemplated by the Standstill Agreement will be more favorable to such person than those of the Holder and that the Standstill Agreement will be, at the election of the Holder, without any further action by the Holder or the Company, deemed amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms contained in the Settlement Document. The Series B Warrants were granted in connection the registered direct offering of the Company as previously disclosed in the Company’s Report on Form 6-K dated May 27, 2015.

The foregoing summary of the terms of the form of the Standstill Agreement is subject to, and qualified in its entirety by, such document attached hereto as Exhibit 4.1, which is incorporated herein by reference.

Exhibits

Exhibit	Description
4.1	Form of Standstill Agreement between the Company and the Holder named therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 24, 2015

China Information Technology Inc.

/s/ Jiang Huai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Standstill Agreement between the Company and the Holder named therein